SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

E*TRADE FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-2844166
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

135 East 57th Street New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $.01 per share (including associated Preferred Stock Purchase Rights)	The NASDAQ Stock Market LLC

Equity Units	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Item 1: Description of Registrant’s Securities to be Registered

Common Stock

The description under the heading “Description of Common Stock” relating to the Registrant’s Common Stock, $.01 par value per share (the “Common Stock”), in the Prospectus included in the Registrant’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission on October 27, 2005, as amended, is incorporated herein by reference. Associated with each share of the Common Stock are Preferred Stock Purchase Rights, as described below:

Preferred Stock Purchase Rights Associated With Common Stock

On July 5, 2001, the Board of Directors of the Registrant declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock payable to holders of record as of the close of business on July 17, 2001 (the “Record Date”).

Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

The “Distribution Date” generally means the earlier of (i) the close of business on the 10th day after the date (the “Stock Acquisition Date”) of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock (an “Acquiring Person”) and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $50 (the “Purchase Price”), one one-thousandth of a share of Series B Participating Cumulative Preferred Stock, par value $.01 per share (the “Preferred Stock”). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of July 9, 2001, between the Company and American Stock Transfer and Trust Company, as Rights Agent (the “Rights Agreement”), a copy of which is attached as an exhibit hereto and the description hereof is qualified in its entirety by reference thereto.

If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

SOFTBANK America Inc. and its affiliates and associates will not trigger any rights under the Plan so long as their reported holdings do not exceed: (i) the shares of Common Stock reported as Beneficially Owned by SB America in the Company’s Proxy Statement filed as of November 22, 2000 plus (ii) five million shares of Common Stock, other than shares of Common Stock that SB America or its Affiliates or Associates becomes the Beneficial Owner of pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock.

The Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time before any person has become an Acquiring Person.

The Rights will expire on July 9, 2011, unless earlier exchanged or redeemed.

For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Rights Agreement to become amendable except as set forth in this sentence or cause the Rights again to become redeemable.

Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

As of December 18, 2006 there were 427,500,507 shares of Common Stock outstanding and 42,000,000 shares of Common Stock reserved for issuance under the Company’s stock option plans. Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. The number of shares of Preferred Stock reserved for issuance upon exercise of the Rights is 500,000.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 4.2 and incorporated herein by reference.

Equity Units

For a description of the Registrant’s Equity Units, reference is made to the information set forth under the headings “Description of Units” and “Description of Common Stock” in the Prospectus included in the Registration Statement, and to the information set forth under the headings “Description of Equity Units,” “Description of the Purchase Contracts,” “Certain Provisions of the Purchase Contract and Pledge Agreement” and “Description of the Notes” included in the supplement to the Prospectus filed with the Securities and Exchange Commission on November 18, 2005 pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Such descriptions are incorporated herein by reference.

Item 2: Exhibits

1.1	Form of Remarketing Agreement among E*TRADE Financial Corporation, Morgan Stanley & Co. Incorporated and The Bank of New York (Incorporated by reference to Exhibit 1.4 to the Company’s Current Report on Form 8-K filed on November 18, 2005).

3.1	Certificate of Incorporation of E*TRADE Financial Corporation as currently in effect (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed November 7, 2003).

3.2	Restated Bylaws of E*TRADE Financial Corporation (Incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed November 9, 2000).

4.1	Specimen of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1, File No. 333-05525).

4.2	Rights Agreement dated at July 9, 2001 between E*TRADE Financial Corporation and American Stock Transfer and Trust Company, as Rights Agent (Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on July 10, 2001).

4.3	Form of Purchase Contract and Pledge Agreement between E*TRADE Financial Corporation and The Bank of New York (Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on November 18, 2005).

4.4	Form of Corporate Unit (included in Exhibit 4.3 above).

4.5	Form of Treasury Unit (included in Exhibit 4.3 above).

4.6	Form of Subordinated Indenture between E*TRADE Financial Corporation and The Bank of New York (Incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-3, File No. 333-129077).

4.7	Form of Supplemental Indenture No. 1 to the Subordinated Indenture between E*TRADE Financial Corporation and The Bank of New York (Incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on November 18, 2005).

4.8	Form of Subordinated Note (included in Exhibit 4.7 above).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

E*TRADE Financial Corporation

By:	/s/ Russell S. Elmer
Name: Russell S. Elmer Title: General Counsel and Secretary

Date: December 26, 2006

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